Exhibit 3(ii)

ARTICLES OF AMENDMENT
TO
THE AMENDED AND RESTATED BYLAWS
OF
RENASANT CORPORATION

Pursuant to the provisions of Section 79-4-10.20 of the Mississippi Business Corporation Act and in accordance with the Amended and Restated Bylaws of Renasant Corporation, as amended (as so amended, the “Bylaws”), the Board of Directors hereby adopts the following Articles of Amendment to the Amended and Restated Bylaws of Renasant Corporation:

The Bylaws are hereby amended in the following respects:

(a)    Article III, Section 2 is deleted in its entirety, and the following is substituted therefor:

Section 2. The board of directors of the corporation shall consist of not less than seven (7) nor more than twenty (20) stockholders, the number of each ensuing year to be determined by a majority of the entire board of directors of the corporation prior to the regular annual meeting. Each director shall own in his or her own right unencumbered stock in the corporation in the amount of at least Two Hundred Dollars ($200.00) par value. Each director shall satisfy such other qualifications as may be prescribed for directors under the laws of the State of Mississippi.

(b)    Except as amended hereby, the Bylaws shall remain in full force and effect.

These Articles of Amendment were approved by the Board of Directors of Renasant Corporation on January 25, 2022.

                             /s/ Mark W. Jeanfreau
                            Mark W. Jeanfreau, Secretary